Exhibit 99.6

YERBAÉ BRANDS CORP.

(the “Company” or “Yerbaé”)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes a number of forward-looking statements that reflect management’s current views with respect to future events and financial performance. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements include statements regarding the intent, belief or current expectations of us and members of our management team, as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set forth in the section entitled “Risk Factors” in our Form 10, as filed with the U.S. SEC on July 19, 2024, any of which may cause our Company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in our forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or performance. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Readers should carefully review and consider the various disclosures made by us in the Form 10 filed with the SEC on July 19, 2024, this report and in our other reports filed with the SEC. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time except as required by law. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions.

Use of United States Generally Accepted Accounting Principles (“GAAP”) Financial Measures

We use United States GAAP financial measures, unless otherwise noted. All of the GAAP financial measures used by us in this report relate to the inclusion of financial information. This discussion and analysis should be read in conjunction with our financial statements and the notes thereto included elsewhere in this quarterly report. All references to dollar amount in this section are in United States dollars, unless expressly stated otherwise.

Overview

Yerbaé was founded by Todd Gibson and Karrie Gibson in 2016 to create plant-based energy drinks containing yerba mate, a South American herb and a natural source of caffeine. Yerbaé’s first beverage was launched in the first quarter of 2017.

Yerbaé is engaged in the development, marketing, sale, and distribution of plant-based energy beverages that do not contain calories, carbohydrates, or sugar. Yerbaé’s line of beverages are blended with non-GMO plant-based ingredients and offer the benefits of yerba mate and white tea; sustainably sourced from Brazil and other growing regions in South America.

Yerbaé beverages are created to provide products targeted at consumers focused on health, wellness, and fitness and seeking healthier beverages as an alternative to existing energy drinks. The products are formulated to provide a more refreshing taste than coffee, with additional benefits to existing sodas and sparkling waters, along with healthier ingredients than traditional energy drinks. Yerbaé’s products complement a variety of healthy lifestyles, such as non-GMO, Keto, Vegan, Kosher, Paleo and gluten-free diets.

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company had an accumulated deficit of $41.5 million and $34.5 million as of September 30, 2024, and December 31, 2023, respectively. Further, the Company had cash and cash equivalents of approximately $0.3 million and $1.0 million as of September 30, 2024, and December 31, 2023, respectively. The Company’s primary focus in recent months has been and will continue to be supporting the manufacturing of its products which requires capital and resources. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future. Based on the Company’s currently available cash resources, current and forecasted level of operations, and forecasted cash flows for the 12-month period subsequent to the date of issuance of these unaudited condensed interim consolidated financial statements, the Company will require additional funding to continue to progress its operational obligations as they come due. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due, and to generate profitable operations in the future. Management plans to provide for the Company’s capital requirements through financing, operations, or other transactions, including third party loans.

Management’s discussion and analysis of financial condition and results of operations

Liquidity and Capital Resources

As of September 30, 2024, and December 31, 2023, the Company had a working capital deficit of $5,095,669 and surplus of $843,478, respectively. The Company has incurred losses since inception and as of September 30, 2024, and December 31, 2023, had an accumulated deficit of approximately $41.5 million and $34.5 million, respectively. The Company’s objective in managing its capital is to ensure that there is sufficient liquidity to finance and grow its operations, maximize the preservation of capital, provide adequate capital to fund its business objectives, and deliver competitive returns on invested capital. To fund its activities, the Company has primarily relied on private placement financing, warrant exercises, loans and other forms of debt. The material debt financing and loan transactions were as follows:

Notes Payable

Convertible Notes

During 2023, convertible notes payable were issued in the amount of $3,802,000 with a stated interest rate of 6.00%. The convertible notes were unsecured and are due on April 30, 2025. The balance, net of debt discount, of the convertible notes as of September 30, 2024, and December 31, 2023, was $2,734,936 and $2,196,302, respectively.

Motor Vehicle Loan

During 2023, the Company entered into various notes payable related to vehicles with monthly installments ranging from $543 to $652, including interest ranging from 2.90% to 5.49%, due October 2026. The notes are secured by vehicles and had a balance of $30,968 and $60,914 as of September 30, 2024 and December 31, 2023. There were no changes to the terms of these loans. All changes were a result of repayment.

Amazon Lending

During 2023, the Company entered into a financing arrangement with Amazon Lending, maturing December 26, 2024 at an interest rate of 14.49%, secured by inventories. There were no changes to the terms of these loans. All changes were a result of repayment.

Ampla and Oxford Financing

On May 16, 2023, Yerbaé replaced their finance provider Ampla LLC (“Ampla”) and secured a new accounts receivable and inventory of $2,500,000 with Oxford Commercial Finance, a Michigan banking corporation, through its Delaware subsidiary Yerbaé LLC. The Company can draw down funds as needed, and only pay interest on the amount borrowed. The debt facility was secured by a security interest in all assets of Yerbaé, including a first security interest in Yerbaé’s accounts receivable and inventory. The facility was repaid during 2023.

Unrelated Third-Party Loans

On July 5, 2024, the Company entered into a loan agreement with MaximCash solutions for $750,000. The loan included an origination cost of $22,500. In addition, the Company agreed to issue the lender $75,000 in common stock of the Company for a total discount of $97,500. The loan matures on July 5, 2025. The balance of the loan was $584,801 net of discounts and repayments as of September 30, 2024 and had an effective interest rate of 42%.

On August 26, 2024, the Company entered into an agreement with a lender whereby the lender agreed to loan an aggregate of up to $60,000 The loan matures on February 26, 2025. The balance of the loan was $51,667 net of discount and repayments as of September 30, 2024 and had an effective interest rate of approximately 8.3%.

On September 16, 2024, the Company entered into an agreement with a private lender whereby the lender agreed to loan an aggregate of up to $540,000. The loan matures on August 16, 2025. The balance of the loan was $500,000 as of September 30, 2024 and had an effective interest rate of approximately 8.0%.

During June of 2024, the Company entered into a loan agreement with Parafin for $230,000 and stated fee of $30,000; of which $10,000 was paid during period. This stated fee is treated as an interest and amortized over the term of the loan. The loan agreement includes a payment rate of 15% of the Company’s weekly sales over an 8-month period. The balance of the loan was $159,137, net of discounts and repayments as of September 30, 2024.

Related Party Loans

On January 30, 2023, the Company entered into a loan agreement with a director of the Company. An aggregate of $100,000 was advanced by the related party pursuant to the loan agreement. The loan was fully repaid during 2023.

On July 1, 2024, the Company entered into a loan agreement with a director of the Company, whereby the director loaned the Company $330,000. The loan matures on June 15, 2025 and had an effective interest rate 10%. The net balance of the loan as of September 30, 2024, was $307,500 which includes accrued interest to the end of the period.

On August 26, 2024, the Company entered into a loan agreement with a director of the Company, whereby the director loaned the Company $24,000 with an effective rate of 8.3%. The loan matures on February 26, 2024. The net balance of the loan as of September 30, 2024, was $20,667 net of discount and repayments.

Warrant Exercise and Expiration

On January 16, 2024, the Company issued, in connection with the exercise by one eligible warrant holder who participated in the Company’s warrant exercise incentive program an aggregate of 835,000 Warrants for gross proceeds to the Company of $1,002,000, and an aggregate of 835,000 warrants to the Eligible Holder. The Incentive Warrants are exercisable into the same number of common shares of the Company at an exercise price of $1.50 per common share until December 14, 2025, subject to an acceleration provision whereby, if for any thirty (30) consecutive trading days (the “Premium Trading Days”) following the repricing the closing price of the common shares exceeds $2.50 per common share, the Incentive Warrants’ expiry date will be accelerated such that holders will have thirty (30) calendar days to exercise the Incentive Warrants (if they have not first expired in the normal course) (the “Acceleration Clause”).

On January 22, 2024, the Company issued 263,157 Common Shares upon the exercise of 263,157 share purchase warrants at an exercise price of $0.95 per Common Share for gross aggregate proceeds of $250,000.

On January 30, 2024, the Company issued 352,941 Common Shares upon the exercise of 352,941 share purchase warrants at an exercise price of $0.85 per Common Share for gross aggregate proceeds of $300,000.

On April 8, 2024, the Company issued an aggregate of 1,103,811 common shares and 1,103,811 share purchase warrants pursuant to the exercise and terms of 1,003,468 special warrants originally issued pursuant to the closing of a special warrants offering which closed on December 6, 2023. The proceeds of the special warrants of approximately $1.5 million were received on December 6, 2023, and no proceeds were received upon the exercise of the special warrants.

During the three months ended September 30, 2024, there was a total of 3,208,498 warrants expired unexercised.

Commitments

As discussed in our consolidated financial statements for the annual period ended December 31, 2023, the Company entered into an office lease agreement during December of 2022. The ongoing monthly payments are not expected to have a material impact on the Company’s financial condition.

In addition to the lease agreement, the Company also enters into unconditional purchase obligations for inventory items such as cans and product ingredients. However, these obligations are not entered into for a period greater than one year. The Company has not entered into any off-balance sheet arrangements.

Going Concern

Yerbaé’s evaluation of its ability to continue as a going concern requires it to evaluate its future sources and uses of cash sufficient to fund its currently expected operations in conducting business activities one year from the date the financial statements are issued. Yerbaé evaluates the probability associated with each source and use of cash resources in making its going concern determination.

Due to our recurring losses, the ongoing challenging market conditions for beverage companies and our limited cash balance as of September 30, 2024, management believes that it is probable that the Company will be unable to meet its obligations as they come due within one year after the date that the unaudited condensed consolidated financial statements are issued. While the Company is attempting to plan additional financings, which are intended to mitigate the conditions or events that raise substantial doubt about our ability to continue as a going concern, those financings may not occur. If the financings do not occur, management will try and implement alternative arrangements, and such arrangements could have a potentially significant negative impact on the current net asset value of the Company. These alternatives include: (1) raising additional capital by means other than those planned through equity and/or debt financings; and/or (2) entering into new commercial relationships to help fund future expenses.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements within one year after the date that the financial statements are issued, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern.

Cash Flows

The following tables summarize the results of the Company’s cash flows for the below respective periods:

	For the Nine Months Ended September 30,
	2024	2023
Net cash provided by (used in):
Operating activities	$(3,598,634)	$(9,985,012)
Investing activities	-	736,877
Financing activities	2,890,409	9,992,329
Net change in cash	$(708,225)	$744,194

Operating Activities

Net cash used in operating activities was approximately $3.6 million for the nine months ended September 30, 2024, and was comprised of the net loss of $7.0 million and had net non-cash items totalling $2.2 million, consisting primarily of $1.7 million in share-based compensation expense and $0.5 million in accretion expense. Changes in operating assets and liabilities was $1.1 million, primarily consisting of a change in accounts receivable of $0.3 million, inventory of $0.2 million, prepaid expenses of $0.2 million, accounts payable of $0.1 million, accrued interest of $0.1 million and accrued expenses of $0.1 million.

Net cash used in operating activities was $10.0 million for the nine months ended September 30, 2023. The net loss for the nine months ended September 30, 2023, was $16.7 million and had net noncash items of $8.0 million, primarily consisting of performance shares granted upon consummation of the reverse takeover of $6.1 million, share-based compensation of $1.7 million and accretion expense of $0.2 million. Changes in operating assets and liabilities was ($1.3 million), primarily consisting of a change in accounts payable of ($1.1 million), prepaid expenses of ($0.3 million), accrued expenses of $0.1 million and ($0.1 million) in inventory.

Investing Activities

The Company did not engage in any material investing activities during the nine months ended September 30, 2024. Net cash provided from investing activities for the nine months ended September 30, 2023 was $0.6 million. The $0.6 million amount for the nine months ended September 30, 2023, was comprised primarily of $0.6 million of cash acquired as part of the reverse merger with Kona Bay.

Financing Activities

Net cash provided by financing activities was $2.9 million and $10.0 million for the nine months ended September 30, 2024, and 2023, respectively. For the nine months ended September 30, 2024, these amounts consisted of net proceeds from the exercise of warrants of $1.6 million and net proceeds from debt instruments and notes payable of $1.0 million and proceeds from note to related party of $0.3 million. For the nine months ended September 30, 2023, these amounts consisted of proceeds from issuance of common stock and warrants of $8.2 million, net proceeds from debt instruments and notes payable of $2.0 million and fees related to the issuance of convertible notes of ($0.2 million).

Results of Operations

Three months ended September 30, 2024, compared to three months ended September 30, 2023

The following tables set forth the Company’s results of operations for the periods presented. The comparison of financial results is not necessarily indicative of future results.

	For the Three Months Ended September 30,
	2024	2023
Revenues	$1,631,615	$2,986,734
Cost of sales	599,845	1,417,603
Gross profit	$1,031,770	$1,569,131

General and administrative	$1,792,423	$3,589,314
Sales, advertising and marketing	311,915	1,886,414
Total expenses	$2,104,338	$5,475,728

Net loss before other income (expense)	(1,072,568)	(3,906,597)

Interest expense	(406,926)	(234,756)

Net loss before income taxes	(1,479,494)	(4,141,353)
Income tax expense	-	-
Net loss and comprehensive loss	$(1,479,494)	$(4,141,353)

Revenues

	For the Three Months Ended September 30,		Change
	2024	2023	$	%
Revenues	$1,631,615	$2,986,734	$(1,355,119)	-45%

Yerbaé’s revenues declined by $1.4 million, or 45%, for the three months ended September 30, 2024, compared to the same period in the prior year. This decline was primarily attributed to the non-renewal of its agreement with Sam’s Club, the nation’s second-largest club retailer, as well as the challenging consumer packaged goods (CPG) U.S. market today, which has been impacted by inflation and may be contributing to a reduction in consumer basket size. Despite this decrease, Yerbaé continued to advance its distribution footprint, executing with major retailers such as Kroger, Amazon, and Costco, along with multiple other retail chains. In the third quarter of 2024, the Company prioritized efforts to stabilize its business foundation, focusing on core strengths. Key growth was seen in the Natural Foods, Direct-to-Consumer, and Direct Store Delivery (“DSD”) channels, bolstered by the successful rollout of the new 12oz can platform launched in Q1 2024. Club store placements continued to perform well in select regions; however, a reduction in the number of stocked club stores as noted above led to a decline in quarterly sales.

Cost of Sales

	For the Three Months Ended September 30,		Change
	2024	2023	$	%
Cost of sales	$599,845	$1,417,603	(817,758)	-58%

Cost of sales is primarily comprised of product materials, ingredient costs, bottling, inbound freight, and other related expenses. Costs of sales decreased by $0.8 million, or 58%, as compared to the same period in the prior year. The decrease in cost of goods sold was directly related to the decrease in sales during 2024.

General and Administrative

	For the Three Months Ended September 30,		Change
	2024	2023	$	%
General and administrative	$1,792,423	$3,589,314	(1,796,891)	-50%

General and administrative expense included operational and administrative costs as detailed in the following table:

	For the Three Months Ended September 30,
	2024	2023
Share-based compensation	$198,784	$733,686
Outbound freight	442,380	575,560
Employee benefits	471,508	756,147
Professional fees	420,757	1,030,786
Office expenses	222,801	254,353
Other	36,193	238,782
Total general and administrative expenses	$1,792,423	$3,589,314

General and administrative expenses decreased to $1.8 million for the three months ended September 30, 2024, as compared to $3.6 million for the prior comparable period. The decrease was primarily due to decreases in share-based compensation of $0.5, professional fees of $0.6 million, employee benefits of $0.3 million, a decrease of outbound freight of $0.1 million and other expense of $0.2 million.

Sales, Advertising and Marketing

	For the Three Months Ended September 30,		Change
	2024	2023	$	%
Sales, advertising and marketing	$311,915	$1,886,414	(1,574,499)	-83%

Sales, advertising and marketing decreased to $0.3 million for the three months ended September 30, 2024, compared to $1.9 million for the prior year period. Throughout 2024, the Company has prioritized delivering efficiencies across its sales, advertising, and marketing platforms. This effort included a strategic focus on optimizing product availability in both retail and eCommerce channels. As the Company continues its expansion, maximizing the effectiveness of every dollar spent has been a top priority. This optimization involved streamlining fewer less-effective programs and leveraging insights gained about our customers’ evolving needs in a dynamic consumer landscape. Our efforts included refining consumer messaging and enhancing in-market activities with higher quality visuals and retailer-specific programs. These initiatives have contributed to the continuous improvement of the brand’s positioning and increased consumer engagement.

Interest Expense

	For the Three Months Ended September 30,		Change
	2024	2023	$	%
Total interest expense	$406,926	$234,756	172,170	73%

Interest expense includes interest expense and accretion expense related to the principal amount of $3,802,000 convertible debentures issued in 2023 and new debt issuances in 2024 and increased to $0.4 million for the three-month period ended September 30, 2024, compared to $0.2 million during the comparable prior year period. The increase was primarily related to an increase in interest and accretion expense related to new debt instruments that were entered into during 2024.

Nine months ended September 30, 2024, compared to nine months ended September 30, 2023

The following tables set forth the Company’s results of operations for the periods presented. The comparison of financial results is not necessarily indicative of future results.

	For the Nine Months Ended September 30,
	2024	2023
Revenues	$4,628,830	$9,991,758
Cost of sales	2,122,316	4,968,058
Gross profit	$2,506,514	$5,023,700

General and administrative	$7,469,589	$15,735,214
Sales, advertising and marketing	1,136,839	5,542,848
Total expenses	$8,606,428	$21,278,062

Net loss before other income (expense)	(6,099,914)	(16,254,362)

Interest expense	(932,637)	(418,748)

Net loss before income taxes	(7,032,551)	(16,673,110)
Income tax expense	-	-
Net loss and comprehensive loss	$(7,032,551)	$(16,673,110)

Revenues

	For the Nine Months Ended September 30,		Change
	2024	2023	$	%
Revenues	$4,628,830	$9,991,758	$(5,362,928)	-54%

Yerbaé’s revenues declined by $5.4 million, or 54%, for the nine months ended September 30, 2024, compared to the same period in the prior year. Throughout this period, the Company prioritized optimizing its customer base by phasing out less profitable accounts, including previously announced exits from Sam’s Club and other high-slotting, low-volume retailers, which resulted in lower revenues for the nine-month period ended September 30, 2024 compared to the prior period. Yerbaé has instead focused on growth-oriented retail partnerships that enhance gross margins and deliver greater shareholder value. Significant progress was made in core focus channels, establishing a strong foundation for future growth. The Company also expanded its Direct-to-Consumer segment, introducing new variety packs and increasing brand awareness through a broader network of social media influencers and digital advertising. Additionally, Yerbaé strengthened its distributor relationships, onboarding 14 new distributors in the third quarter of 2024 to support its growth initiates for 2025 and beyond. Nine-month 2024 revenues were also impacted by the challenging CPG U.S. market, which has been impacted by higher inflation earlier in the period and as the Company transitioned from 16oz to 12 oz packaging, aligning with consumer demand for a more efficient product size, however this also resulted in decreased sales as the Company transitioned to the new can format. This transition was completed in Q2 2024.

Cost of Sales

	For the Nine Months Ended September 30,		Change
	2024	2023	$	%
Cost of sales	$2,122,316	$4,968,058	(2,845,742)	-57%

Cost of sales is primarily comprised of product materials, ingredient costs, bottling, inbound freight, and other related expenses. Costs of sales decreased by $2.8 million, or 57%, as compared to the same period in the prior year. The decrease in cost of goods sold was directly related to the decrease in sales during 2024.

General and Administrative

	For the Nine Months Ended September 30,		Change
	2024	2023	$	%
General and administrative	$7,469,589	$15,735,214	(8,265,625)	-53%

General and administrative expense included operational and administrative costs as detailed in the following table:

	For the Nine Months Ended September 30,
	2024	2023
Share-based compensation	$1,734,941	$1,694,970
Outbound freight	1,333,707	1,956,911
Employee benefits	1,788,796	2,272,388
Professional fees	1,314,551	2,197,653
Office expenses	838,652	889,376
Performance shares granted upon consummation of RTO	-	6,086,596
Other	458,942	637,320
Total general and administrative expenses	$7,469,589	$15,735,214

General and administrative expenses decreased to $7.5 million for the nine months ended September 30, 2024. The decrease was primarily due to a decrease in expense related to performance shares granted upon consummation of the reverse takeover during the nine months ended September 30, 2023, of $6.1 million, a decrease of professional fees of $0.9 million, a decrease of outbound freight of $0.6 million, a decrease of employee benefits of $0.5 million and a decrease of other expenses $0.2 million.

Sales, Advertising and Marketing

	For the Nine Months Ended September 30,		Change
	2024	2023	$	%
Sales, advertising and marketing	1,136,839	$5,542,848	(4,406,009)	-79%

Sales, advertising and marketing decreased to $1.1 million for the nine months ended September 30, 2024, compared to $5.5 million for the prior year period. Over the past nine months, the Company has focused on evaluating and optimizing retailer performance, promotions, and growth levels. By concentrating on select channels, the Company has demonstrated its ability to operate more efficiently. This has involved reducing the number of promotions during the period and eliminating programs that did not meet expectations, such as paid pallet positions, slotting fees, and other sales initiatives. Additionally, the Company has prioritized more efficient and effective digital targeting in its eCommerce channels, which continues to deliver positive results.

Interest Expense

	For the Nine Months Ended September 30,		Change
	2024	2023	$	%
Total interest expense	932,637	418,748	513,889	123%

Interest expense includes interest expense and accretion expense related to the principal amount of $3,802,000 convertible debentures issued in 2023 and new debt issuances in 2024. Interest expense increased to $0.9 million for the nine months ended September 30, 2024, compared to $0.4 million during the comparable prior year period. The increase was primarily related to an increase in accretion expense of $0.3 million and an increase in interest expense related to new debt instruments that were entered into during 2024.

Critical Accounting Estimates

Refer to the Company’s critical accounting estimates section provided in its consolidated annual financial statements for the period ended December 31, 2023. There were no material updates or changes to the disclosure for the nine-month period ended September 30, 2024.

Yerbaé®

Management's Discussion and Analysis

For the fiscal years ended December 31 2023 and 2022

Yerbaé
NATURALLY CAFFEINATED
ENERGY
BLACK CHERRY PINEAPPLE
NATURALLY FLAVORED
NATURALLY SWEETENED
160mg CAFFEINE
16 FL OZ (473mL)
WATERMELON STRAWBERRY
MANGO PASSIONFRUIT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

The following has been prepared for the purposes of providing management's discussion and analysis ("**MD&A**") of the consolidated financial position of Yerbaé Brands Corp. ("**Yerbaé**" or the "**Company**") as of December 31, 2023. This MD&A is dated April 29, 2024, and should be read in conjunction with the Company's condensed consolidated annual financial statements for fiscal years ended December 31, 2023 and 2022 and the notes related thereto.

Pursuant to an exemptive relief order issued on April 29, 2024, this MD&A and the condensed consolidated annual financial statements for fiscal years ended December 31, 2023 and 2022 accompanying this MD&A have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with Item 303 of Regulation S-K under the United States *Securities Exchange Act of 1934* for the periods stated herein.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain "forward looking information" within the meaning of applicable securities laws in Canada. Forward looking information may relate to the Company's future financial outlook and anticipated events or results and may include information regarding the Company's financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company's expectations of future results, performance, achievements, prospects or opportunities or the markets in which it operates is forward looking information. In some cases, forward looking information can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward looking information. Statements containing forward looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

- the Company's expectations regarding industry trends, overall market growth rates and Yerbaé's growth rates and growth strategies;
- the Company's ability to obtain funding for its operations;
- the use of available funds;
- the performance of the Company's business and operations;

- 3 -

- the Company's expectations regarding revenues, expenses, and anticipated cash needs;
- the intention to grow the Company's business and operations;
- the expected timing and completion of the Company's near-term objectives;
- laws and regulations and any amendments thereto applicable to the Company;
- the Company's competitive advantages and business strategies;
- the Company's future product offerings; and
- the Company's plans with respect to the payment of dividends.

The forward-looking information in this MD&A is based on the Company's opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that it currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

In providing forward-looking information, Yerbaé have made certain assumptions in respect of: its ability to build its market share; the performance of the Company's business and operations; the Company's ability to retain key personnel; its ability to maintain and expand geographic scope; its ability to execute on it expansion plans; criticism of energy drink products and/or the energy drink market; economic downturn and continued uncertainty in the financial markets and other adverse changes in general economic or political conditions, as well as other major macroeconomic phenomena; net revenues derived entirely from energy drinks; increased competition; relationships with co-packers and distributors and/or their ability to manufacture and/or distribute the Company's products; relationships with existing customers; changing retail landscape; increases in costs and/or shortages of raw materials and/or ingredients and/or fuel and/or costs of co-packing; failure to accurately estimate demand for its products; history of negative cash flow; intellectual property rights; maintenance of brand image or product quality; retention of the full-time services of senior management; the Company's ability to continue investing in its products to support the Company's growth; its ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in the Company's industry or the global economy; the size of the target markets for the Company's products; its ability to maintain, expand and protect its intellectual property; and the changes in laws, rules, regulations, and global standards.

The forward-looking information in this MD&A is subject to known and unknown risks and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied, including but not limited to the risk factors described under the heading "*Risk Factors*" in the Company's Form 10 filed with the United States Securities and Exchange Commission's on February 22, 2024 and available under Yerbaé's profile on EDGAR.

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The forward-looking statements contained in this MD&A reflect the Company's views and assumptions only as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements after the date on which the statement is made, except as required by applicable laws, including the securities laws of Canada.

Actual results could differ materially from those anticipated in forward-looking statements stated within the MD&A.

BUSINESS OVERVIEW

Yerbaé Brands Corp. ("Yerbaé" and, together with its subsidiary, the "Company". "we", or "us") is a corporation existing under the *Business Corporations Act* (British Columbia) ("**BCBCA**"). Yerbaé's principal subsidiaries are Yerbaé Brands Co. ("**Yerbaé USA**") and Yerbaé LLC of which Yerbaé owns 100% interests in.

Yerbaé develops plant-based energy drinks that contain no added sugar or artificial ingredients. Yerbaé was founded by Todd Gibson and Karrie Gibson in 2016 to create plant-based energy drinks containing yerba mate, a South American herb and a natural source of caffeine. Yerbaé's first beverage was launched in the first quarter of 2017.

Reverse Takeover Transaction

On May 19, 2022, Yerbaé (formerly Kona Bay Technologies Inc. ("**Kona Bay**")) entered into a definitive arrangement agreement and plan of merger, as amended on August 31, 2022 and February 8, 2023, with Yerbaé USA, Kona Bay Technologies (Delaware) Inc. ("**Merger Sub**"), a wholly-owned Delaware subsidiary of the Company, 1362283 B.C. Ltd. ("FinCo"), a wholly-owned British Columbia subsidiary of Kona Bay, Todd Gibson and Karrie Gibson, pursuant to which Kona Bay proposed to complete a business combination with Yerbaé USA via the acquisition of all of the issued and outstanding securities of Yerbaé USA from the securityholders (collectively, the "**Original Yerbaé Securityholders**") of Yerbaé USA (the "**Transaction**"). The Transaction was subject to the approval of the TSX Venture Exchange ("**TSXV**") and constituted a reverse takeover of Kona Bay by Yerbaé USA as defined in TSXV Policy 5.2 – *Change of Business and Reverse Takeovers*.

On February 8, 2023, Yerbaé completed the Transaction with Yerbaé USA by way of a reverse merger conducted pursuant to: (i) the provisions of the Delaware General Corporations Law

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(“**DGCL**”) in which Merger Sub merged with and into Yerbaé USA, and (ii) a plan of arrangement conducted pursuant to the provisions of the BCBCA, which resulted in the amalgamation of Kona Bay with FinCo. In connection with the closing of the Transaction, Yerbaé (formerly, Kona Bay Technologies Inc.) consolidated its issued and outstanding common shares (each, a “**Common Share**”) on the basis of 5.8 pre-consolidation Common Shares for every one post-consolidation Common Share and changed its name from “Kona Bay Technologies Inc.” to “Yerbaé Brands Corp.”, details of the reverse takeover Transaction is fully described in Note 4 to the consolidated financial statements.

General

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, the Company had a working capital surplus of $843,478 million compared to a working capital deficit of $4,562,980 million as of December 31, 2022. The Company has incurred losses since inception and as of December 31, 2023, had an accumulated deficit of approximately $34.5 million, compared to approximately $13.7 million as of December 31, 2022. The Company’s objective in managing its capital is to ensure that there is sufficient liquidity to finance and grow its operations, maximize the preservation of capital, provide adequate capital to fund its business objectives, and deliver competitive returns on invested capital. To fund its activities, the Company has primarily relied on private placement financings, lines of credit, and other forms of debt. The material debt financing transactions were as follows:

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Notes Payable

During 2022, convertible notes payable were issued in the amount of $4,500,000 with a stated interest rate of 8.00%. The convertible notes were secured by substantially all the assets of the Company and were due on the earlier of 12 months from issue date or upon completion of a liquidation event as defined in the agreements. The notes were converted during February 2023 in connection with the closing of the Transaction with Kona Bay and Yerbaé USA. The outstanding balance of the convertible notes as of December 31, 2023 and December 31, 2022 was $0 and $3,257,051, respectively. During 2023, the Company also paid off $650,000 of notes payable.

During 2023, convertible notes payable were issued in the amount of $3,802,000 with a stated interest rate of 6.00%. The convertible notes were unsecured and were due 24 months from the issue date. The outstanding balance of the convertible notes as of December 31, 2023 and December 31, 2022 was $2,196,302 and $0, respectively.

During 2023, the Company entered into a short-term note payable with Amazon lending in the amount of $0.3 million The note payable matures during December 2024, has an interest rate of 14.49% and is secured by the Company's inventories.

Line of Credit

On May 16, 2023, Yerbaé's Delaware subsidiary Yerbaé LLC replaced its line of credit provider Ampla LLC ("**Ampla**") and secured a new accounts receivable and inventory revolving line of credit of $2,500,000 (the "**Debt Facility**") from Oxford Commercial Finance, a Michigan banking corporation. The Company can draw down funds as needed, and only pay interest on the amount borrowed. The Debt Facility is secured by a security interest in all assets of Yerbaé, including a first security interest in Yerbaé's accounts receivable and inventory. The outstanding balance due to Oxford Commercial Finance was $0 at December 31, 2023 and the outstanding balance due to Ampla was $879,555 at December 31, 2022.

Going Concern

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Cash Flows

	Year Ended December 31,			
	2023		2022	
Net cash provided by (used in):				
Operating activities	$	(12,722,539)	$	(6,057,434)
Investing activities	$	737,654	$	-
Financing activities	$	12,104,548	$	6,567,234
Change in cash	$	119,663	$	509,800

Operating Activities

Net cash used in operating activities was approximately $12.7 million for the year ended December 31, 2023 and was comprised of the net loss of $20.8 million and was primarily offset by net non-cash items totaling $9.3 million, consisting primarily of $6.1 million in Performance Share compensation expense, $2.7 million in share-based compensation expense and $0.4 million in accretion expense. Changes in operating assets and liabilities was ($1.2 million), primarily consisting of a change in accounts payable of ($1.1 million) and prepaid expenses of ($0.2 million).

Net cash used in operating activities was $6.1 million for the year ended December 31, 2022. The net loss for the year ended December 31, 2022 was $8.3 million, which was primarily offset by net noncash items of $1.9 million, primarily consisting of accretion of $1.2 million and stock-based compensation of $0.6 million. Changes in operating assets and liabilities was $0.4 million, primarily consisting of a $1.7 million change in accounts payable offset by accounts receivable of ($0.6 million), prepaid expenses ($0.5 million) and inventory of ($0.5 million).

Investing Activities

Net cash used in investing activities was $0.7 million and $0 for the years ended December 31, 2023 and 2022, respectively. The $0.7 million amount for the year ended December 31, 2023 was comprised primarily of $0.6 million of cash acquired as part of the Transaction with Kona Bay and Yerbaé USA and $0.1 million proceeds from the sale of equipment.

Financing Activities

Net cash provided by financing activities was $12.1 million and $6.6 million for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, these amounts consisted of net proceeds from the issuance of common shares of $8.4 million, warrant exercises of $1.2 million and proceeds from debt instruments of $6.9 million offset by payments on debt instruments of ($4.4 million). For the year ended December 31, 2022, these amounts consisted of net proceeds from the issuance of common shares of $1.0 million and proceeds from debt instruments of $7.7 million offset by the repayment of debt instruments of ($2.2 million).

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RESULTS OF OPERATIONS

The following tables set forth the Company's results of operations for the fiscal years presented. The year-on-year comparison of financial results is not necessarily indicative of future results.

	Note	For the Year Ended December 31, 2023	2022
Revenues		$ 12,016,378	$ 7,115,919
Cost of sales	17	5,976,077	2,952,273
Gross profit		$ 6,040,301	$ 4,163,646
General and administrative	18	$ 19,299,491	$ 7,073,998
Sales, advertising and marketing		6,905,303	$ 4,013,614
Total expenses		$ 26,204,794	$11,087,612
Net loss before other income/(expense)		(20,164,493)	(6,923,966)
Interest expense		285,590	176,167
Accretion expense		373,956	1,219,569
Total other expenses		659,546	1,395,736
Net loss before income taxes		(20,824,039)	(8,319,702)
Income tax expense	16	-	-
Net loss and comprehensive loss		$(20,824,039)	$ (8,319,702)
Basic and diluted loss per share	14	($0.39)	($0.28)
Basic and diluted weighted average shares outstanding	14	53,850,285	29,591,560

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Revenues

	For the Year Ended December 31,		Change	
	2023	2022	$	%
Revenues	$ 12,016,378	$ 7,115,919	$ 4,900,459	69%

Yerbaé successfully grew its net revenue 69% for the year ended December 31, 2023. Revenue increased to $12.0 million for the year ended December 31, 2023, compared to $7.1 million for same period in 2022. This growth was mainly driven through same store sales increase as well as expansion of new stores during the period and the introduction and launch of new flavors such as Lemonade and Yuzu lime.

Cost of Sales

	For the Year Ended December 31,		Change	
	2023	2022	$	%
Cost of sales	5,976,077	2,952,273	3,023,804	102%

Cost of sales is primarily comprised of product materials, ingredient costs, bottling, inbound freight, and other related expenses. Costs of sales increased to approximately $6.0 million for the year ended December 31, 2023, compared to $3.0 million for the comparative period in 2022. The increase in cost of goods sold was directly related to the large sales growth in 2023, as well as inflationary pressure on raw materials, and increased bottling fees.

General and Administrative

	For the Year Ended December 31,		Change	
	2023	2022	$	%
General and administrative	$ 19,299,491	$ 7,073,998	12,225,493	173%

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	For the Years Ended December 31,			
		2023		2022
Share-based compensation		2,667,466		586,945
Performance shares (see Note 18)		6,086,596		-
Outbound freight		2,505,189		2,073,629
Employee benefits		2,858,062		2,507,338
Professional fees		3,185,400		735,270
Office expenses		1,150,530		843,387
Other		846,248		327,429
Total general and administrative expenses	$	19,299,491	$	7,073,998

During the year ended December 31, 2023, the Company completed a reverse takeover transaction and listing on the TSXV and saw significant operational and revenue growth. General and administrative expenses increased to $19.3 million for the year ended December 31, 2023. The increase was primarily due to an increase in share-based compensation expense of approximately $2.2 million, including RSUs, PSUs and stock options, approximately $6.1 million of Performance Shares issued in connection with the Transaction, an increase in outbound freight of approximately $0.4 million to support operational growth, an increase in professional fees of approximately $2.5 million mainly due to the recapitalization transaction, TSXV listing and financings completed during 2023, and an increase in employee benefits of approximately $0.4 million to support operational growth.

Sales, Advertising and Marketing

	For the Year Ended December 31,		Change	
	2023	2022	$	%
Sales, advertising and marketing	6,905,303	$ 4,013,614	2,891,689	72%

Sales, advertising and marketing increased to $6.9 million for the year ended December 31, 2023 compared to $4.0 million for the prior year period. The increase primarily related to increased advertising and marketing initiatives in 2023 to fuel sales growth. The Company also increased field marketing staff.

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Total Other Expense

	For the Year Ended December 31,		Change	
	2023	2022	$	%
Total other expense	659,546	1,395,736	736,190	53%

Total other expense decreased to $0.7 million for the year ended December 31, 2023 compared to $1.4 million during the prior year. The decrease was primarily related to a decrease in accretion expense by $0.8 million due to settlement of convertible notes upon consummation of the reverse takeover transaction which caused the remaining debt discount of $1.2 million (at the time of the transaction) to be recorded as an offset to additional paid-in capital during 2023 as compared to the same period in 2022 including $1.2 million of accretion expense on the convertible notes. The Company also incurred higher interest expense during 2023 mainly related to the 2023 convertible notes.

Critical Accounting Estimates

Revenue Recognition

The Company is in the business of manufacturing plant-based beverages and derives its revenues from one primary source-product sales. Revenue from contracts with customers is recognized when control of the goods are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

The Company recognizes revenue in accordance with the five-step model outlined in ASC 606-Revenue from Contracts with Customers. Specifically, the Company recognizes revenue from the sale of Yerbaé products to its customers by applying the following steps:

- Step 1: Identify the contract(s) with a customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company typically satisfies its performance obligations at a point time upon the occurrence of delivery of the product to the customer. Further, payment is typically received within 60 days after product delivery and does not include a significant financing component. Also, the Company's contracts with customers include variable consideration including customer rebates and quick pay discounts. The Company estimates variable consideration, which it does not consider to be constrained, using either the most likely amount or expected value methods depending on the type of variable consideration. The Company only provides refunds for products

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that are damaged during delivery to the customer. However, instances of refunds are rare and have not historically had a material impact on the Company's results of operations. Finally, Yerbaé has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer.

In addition to variable consideration, the Company also provides payments to certain customers for slotting fees. In accordance with the guidance in ASC 606-10-32, the Company determined that the payment is not in exchange for a distinct good or service and it is therefore recognized as a reduction to the transaction price. As the slotting fee payment covers the life of the contract with a customer, the initial payment is recognized as an asset and is amortized as a reduction to revenue on a rational and reasonable basis over the estimated life of the contract.

Costs to Obtain a Contract with a Customer

The Company does not recognize any assets related to either costs to obtain or fulfill a contract with a customer. Yerbaé incurs certain delivery costs prior to transferring control of the Company's product to the customers (i.e. outbound freight). In accordance with the guidance in ASC 606-10-25, those costs are recognized as a fulfillment cost as they are provided prior to transferring control of the Yerbaé product to the customer (i.e. akin to shipping and handling). Further, the costs are classified in selling, general and administrative within the consolidated statement of operations and comprehensive loss.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Yerbaé utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

> Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
>
> Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in markets that are not active.
>
> Level 3: Unobservable inputs that reflect Yerbaé's own assumptions. While the Company does not have any financial instruments that are measured to fair value on a recurring or non-recurring basis, it does have financial instruments, such as cash, notes payable and the line of credit as of both December 31, 2023, and December 31, 2022. The fair value of the cash and the line of credit is equal to its carrying value due to the short-term nature and liquidity of the instrument. Similarly, the fair value of the notes payable, which are categorized as level 3 instruments, are also equal to their carrying value due to their recent issuance at interest rates that are prevalent in the market for a smaller company as of the reporting date.

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Share-Based Compensation

The Company measures fair value of employee share-based compensation awards on the date of grant and allocates the related expense over the requisite service period. The fair value of restricted share units (each, a "**RSU**") and performance share units (each, a "**PSU**") is equal to the market price of the Common Shares on the date of grant. The fair value of stock options are measured using the Black-Scholes-Merton valuation model. The expected volatility is based on the implied volatilities for comparable companies and the expected life of the award is based on the simplified method. When awards include a performance condition that impacts the vesting of the award, the Company records compensation cost when it becomes probable that the performance condition will be met and the expense will be attributed over the explicit or implicit service period. The Company accounts for forfeitures as they occur. Any previously recognized expense related to the forfeited awards will be reversed during the period of forfeiture.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Temporary differences arising between the tax basis of an asset or liability and its carrying amount on the consolidated statement of financial position are used to calculate future income tax assets and liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. A tax benefit from an uncertain tax position is recognized only if the Company believes it is more likely than not that the position will be sustained on its technical merits. If the recognition threshold for the tax position is met, only the portion of the tax benefit that the Company believes is greater than 50 percent likely to be realized is recorded.

Convertible Debt

To support its ongoing financing needs, the Company may issue debt with certain embedded options, such as a conversion option, and detachable warrants. In accounting for the convertible debt, the Company follows the guidance in ASC 815-15 to determine whether the embedded conversion option should be considered an embedded derivative. If Yerbaé determines that the conversion option should be considered an embedded derivative, it then assesses the guidance in ASC 815-40 to determine if the embedded derivative is considered indexed to the Company's stock. If the embedded derivative is not considered indexed to the Company's stock, Yerbaé would separate the embedded derivative from its debt host (based on its estimated fair value) and recognize it as a derivate liability to be re-measured to fair value at the end of each reporting period. For convertible debt issued during the fiscal year ended December 31, 2023 and December 31, 2022, Yerbaé determined that the embedded conversion option was indexed to the Company's stock and should therefore not be bi-furcated from the debt host and recognized as a derivative liability.

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Detachable Warrants

In addition to convertible debt, the Company may also issue detachable warrants in connection with future financings. In accounting for the warrants, the Company will first determine whether they are in the scope of ASC 480 and therefore whether they are to be recognized as a liability and re-measured to fair value at the end of each reporting period. If the warrants are not within the scope of ASC 480, the Company will then determine if they satisfy the derivative criteria outlined in ASC 815-10. If the warrants satisfy the criteria outlined in in the ASC subtopic, Yerbaé will then determine if they are indexed to the Company's Common Shares. If the warrants are not considered indexed to the Company's Common Shares, they will be recognized as a derivative liability and re-measured to fair value at the end of each reporting period. For warrants issued during either the year ended December 31, 2023 or December 31, 2022, the Company determined that they are indexed to the Company's Common Shares and should therefore be classified in equity.

Allocation of Proceeds

In situations where the Company issues convertible debt with detachable warrants, Yerbaé determines the allocation of proceeds based on the guidance in ASC 470-20 (assuming the conversion option is not bi-furcated from the debt host and the warrants are equity classified). Specifically, the Company will allocate the proceeds between the convertible debt and detachable warrants based on their relative fair value. The portion allocated to the detachable warrants is then recognized as a debt discount and amortized to interest expense over the estimated life of the debt. If the debt is either paid down or converted to equity prior to its maturity date Yerbaé will immediately recognize the remaining debt discount to interest expense.

Recent Accounting Pronouncements

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures- In November 2023, the Financial Accounting Standards Board ("**FASB**") issued Accounting Standard Update ("**ASU**") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("**CODM**"). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. Yerbaé expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows and financial condition.

Income Taxes (Topic 740): Improvements to Income Tax Disclosures- In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity ("**PBE**") to disclose, on an annual basis, a tabular rate

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reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. Yerbaé expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows, and financial condition.